Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended
	March 31, 2010	March 31, 2009

Income available to common stockholders	$140,090	$323,867

Weighted average shares outstanding	2,664,875	2,660,218

Basic earnings per share	$0.05	$0.12

Income for diluted earnings per share	$140,090	$323,867

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,664,875	2,660,218

Diluted earnings per share	$0.05	$0.12